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Exhibit 5.1

December 23, 1996

VIA FACSIMILE
AND U.S. MAIL

Mr. William Spier
444 Madison Avenue
38th Floor
New York,  NY  10022

Dear Bill:

I am writing in response to your letter of December 17, 1996.

First, my letter of December 9 and the Company's press release of December 12 were appropriate and careful and by no means "schizophrenic." The Board of Directors is interested in giving prompt and serious consideration to your offer, and to that end it has appointed a Special Committee, which is proceeding to study the offer with the help of financial and legal advisors. But the Board and the Committee are also very properly seeking assurance (a) that any agreement with a Spier group can and will lead to a prompt closing, and (b) that a transaction with a Spier group will not result - and not have the appearance of resulting - from any unfair advantage that you have as a corporate insider. Everything in my December 9 letter was directed to those points.

Unfortunately, your letter of December 17 ignores some of the serious concerns expressed. It also misconstrues or misrepresents certain facts and, as a result, may be misleading to VLT shareholders.

1. You state that Salomon Brothers has advised you that it believes your proposed transaction is feasible, financeable and likely to close. For the record, and to end any confusion on this point, Salomon Brothers has not said any such thing to the Company or the Special Committee. Your December 17 letter does not answer the Special Committee's questions about the financing that you contemplate. You say that you have "previously" outlined the structure which will permit the necessary financing to be obtained without much difficulty," but the "structure" is nowhere evident in any of your letters describing your proposal or any discussion you have had with the Board. In fact, you have consistently avoided describing your financing plans.

Our concern is heightened by the fact that you continue to say you will need a period of 45 days after an agreement is signed to obtain commitments for financing; that is further evidence of uncertainty.

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2. With respect to regulatory approvals, the point you miss is that the transaction that you propose would necessarily take the Company private. Since every shareholder of a private company must be approved by many regulatory authorities, we will need more specific assurances than those delivered to date that the regulatory process will be resolved favorably and in a reasonably short period of time. At the very least, the Special Committee would be interested in the opinion of your regulatory counsel with respect to that process, or how you would insulate VLT from regulatory risk.

3. My letter of December 9 specifically requested that you agree to provide us with full particulars of all discussions and correspondence between you and your counsel and other advisors, on the one hand, and potential buyers of divisions or assets of VLT or other third parties that may be interested in joint ventures or other dealings with VLT, on the other hand. That information has an obvious bearing on the fairness of any sale of VLT to an insider. Your letter does not respond to this specific request.

4. My December 9 letter also specifically asked that you agree that the Special Committee be charged with deciding, in good faith, what information should be provided to you and Bill Lyons and what Board discussions you should participate in. Again, your letter of December 17 offers no response to that request.

Contrary to the assertion in your letter, the Special Committee does not want you to abdicate any of your responsibilities as a director of VLT, nor is it our intention to exclude you from Board deliberations in order to silence a dissenting voice. Our intention, rather, is to ensure that your access to certain information as a member of the Board does not afford you an improper advantage over other actual and potential bidders. This is for your protection as well as that of the shareholders, the Company and the members of the Special Committee and the Board.

5. Your response to the request in my December 9 letter that you refrain from any further discussions with EDS is very incomplete. You say that "in the immediate future, I have no intention of engaging in substantive discussions with EDS regarding its dispute with VLT and possible resolutions of that dispute in the context of our acquisition proposal." I do not know what that means, but it is clear to the Special Committee that you should, under all the circumstances, have no contact with EDS, direct or indirect, without the Committee's prior knowledge and approval. In this respect, we are particularly troubled by your statement, reported on December 18 by the Dow Jones News Service, that you "still think [you] should have the ability to talk with [EDS]." That statement seems in direct conflict with the statement of your intentions in the December 17 letter and your agreement at the Board meeting on December 18, 1996, not to conduct these discussions.

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Your December 17 letter also fails to respond to the concerns we expressed regarding contacts between your counsel and Gil Friedlander, General Counsel of EDS, nor do you specifically agree, as the Special Committee requested, to (a) refrain from discussions with third parties with whom VLT has dealings, unless VLT representatives are present and participating, and (b) abide by the Special Committee's judgment as to whether a particular meeting between you (or your representatives) and any third party would be contrary to VLT's interest. Obviously, the Special Committee requires further clarification of your position regarding discussions with EDS and others.

6. The reference in your letter to your willingness to provide "interim financial support" is disingenuous. Neither the Company nor the Special Committee ever requested any such support, and it was clearly not in the best interests of the Company or its shareholders for you to suggest, in a publicly filed letter, that the Company was risking default on an important bond. As you well know, that was not the case.

Your statement of willingness to purchase up to an additional 20% of VLT's common stock at prices up to $6.00 per share is similarly disingenuous. Obviously, rather than demonstrating your "commitment to [your] desire to provide VLT shareholders with a highly beneficial transaction," such purchases would simply provide you with additional shares at a price below your $6.00 offer price, which would strengthen your position, whether or not the Special Committee ultimately deems your proposal to be in the best interests of the Company and its shareholders.

7. Finally, your letter suggest that VLT has been reviewing strategic alternatives for "more than four years." But you are the only director who has been on the Board for four years, which is twice as long as Ms. Becker and I have served.

Let me again stress, in closing, that the Special Committee is proceeding to consider your proposal promptly and in good faith, but is determined to conduct this process with the utmost care, consistent with its responsibilities. We trust that we can expect to hear from you shortly in response to the concerns described in this letter.

Sincerely,

/s/ Richard Burt

Richard Burt
Chairman, Special Committee

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